Exhibit 99.1

Concord Medical Schedules 2023 Annual Meeting of Shareholders

BEIJING, November 20, 2023 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention by establishing proton centers and cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced that it will hold its 2023 annual general meeting of shareholders (the “Meeting”) on December 26, 2023, at 10:00 a.m. (Beijing Time). The meeting will be held at Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, China. The shareholder record date is November 27, 2023. A copy of the notice of Meeting is available on the Company’s investor relations website at https://ir.ccm.cn.

No proposal will be submitted for shareholder approval at the Meeting. Instead, the Meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management. Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2022, is available in the Investor Relations section of the Company’s website at http://ir.ccm.cn. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn